December 19, 2008

Ms. Kristina Aberg

Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0510

Fax: (202) 772-9209

Re:                   Comment Letter dated December 8, 2008 concerning the Annual Report on Form 10-K of Investment Technology Group, Inc. (the “Company” or “ITG”) for the year ended December 31, 2007 (“2007 10-K”) and the Company’s Proxy Statement on Schedule 14A filed on March 27, 2008 (“Proxy”) — File No. 001-32722

Dear Ms. Aberg,

This letter is furnished in response to the above-mentioned Comment Letter.

We appreciate the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.  ITG acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 10-K or Proxy and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K

SEC Comment # 1:

Item 1A. Risk Factors, page 15

In future filings, please revise your risk factor subcaptions to succinctly and adequately summarize each risk described. Refer to Item 503(c) of Regulation S-K.

Response:

In accordance with your request, we will revise our risk factor subcaptions to more succinctly and adequately summarize each risk in our upcoming Annual Report on Form 10-K for the year ended December 31, 2008.

SEC Comment # 2:

Item 15. Exhibits, Financial Statement Schedules, page 87

Please file the offer letter with Ian Domowitz or tell us why you believe this agreement is not required to be filed. We refer you to Item 601(b)(10) of Regulation SK.

Response:

In line with the process we follow for all of our new employees, the Company presented an offer letter to Ian Domowitz on March 16, 2001 (the “Offer Letter”). Since that time, Mr. Domowitz’ role, responsibilities and compensation have changed significantly, making the majority of the terms set forth in his Offer Letter stale.  In particular, please note that, when Mr. Domowitz joined the Company and for nearly three years thereafter, he was not a named executive officer of the Company.

While we acknowledge and confirm our understanding of the Staff’s comment, we believe that filing the Offer Letter with such outdated information could be misleading and confusing to the investor community.  As a result, we instead described in the Proxy Mr. Domowitz’ current compensation data and the terms contained in his Offer Letter that are required to be disclosed under US securities laws, rules and regulations (please see the compensation tables and pg. 34 in the Proxy for such disclosure). We believe that this provides a more useful disclosure to the investor community.

For your reference, we have enclosed with the paper copy of this letter Mr. Domowitz’ Offer Letter.  Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), this Offer Letter is being provided to the Staff on a supplemental confidential basis only and is not to be filed with, or deemed a part of, the response letter.

Pursuant to Rule 12b-4, the Company hereby requests that the Offer Letter be returned to the undersigned promptly following completion of the Staff’s review of such letter. As noted above, the Company believes that disclosure of this Offer Letter could be misleading and confusing to investors.

Please call the undersigned when the Staff has completed its review and the Company will arrange to have the Offer Letter retrieved.

Proxy

Executive Compensation

SEC Comment #3:

Objectives of ITG’s Executive Compensation Program, page 10

We refer to your disclosure that your executive compensation program has five objectives, but note that eight bullet points are listed under these key objectives. In future filings, please revise your disclosure to avoid confusion as to your compensation objectives. Please also tell us how you intend to comply.

Response:

Please note that the first objective of our executive compensation program is described by the first four bullet points. While indentation made this clear in the hard copies of the Proxy we distributed, we recognize that the EDGAR version lacked the appropriate indentation. In our upcoming proxy, we will change the formatting of this objective to avoid confusion in the future.

SEC Comment # 4:

Summary Compensation Table, page 20

We note that compensation data for Ian Domowitz is not provided for the 2006 fiscal year. Please advise us as to why this information was not included.

Response:

Ian Domowitz was not a named executive officer for the 2006 fiscal year. Given this fact and the Division’s response to Question 119.01 of the Compliance and Disclosure Interpretations for Regulation S-K set forth below, we believe that Mr. Domowitz’ compensation data for the 2006 fiscal year, a year in which he was not a named executive officer, is not a required disclosure.

“Section 119. Item 402(c) — Executive Compensation; Summary Compensation Table

Question 119.01

Question: If a person that was not a named executive officer in fiscal years 1 and 2 became a named executive officer in fiscal year 3, must compensation information be disclosed in the Summary Compensation Table for that person for all three fiscal years?

Answer: No, the compensation information only for fiscal year 3 need be provided in the Summary Compensation Table. [Jan. 24, 2007]”

Where you can find more information, page 50

SEC Comment # 5:

Please revise to update in future filings the address of the SEC’s public reference room to 100 F Street, N.E., Room 1580, Washington, DC 20549.

Response:

We will use the above-referenced address in our next proxy.

If you have any questions regarding these responses, please do not hesitate to contact me at 212-588-4000.

Very truly yours,

/s/ HOWARD C. NAPHTALI

Howard C. Naphtali
Chief Financial Officer